Exhibit 99.1
Canadian Solar Files Registration Statement
for Follow-on Public Offering in the United States
Jiangsu, China, July 14, 2008 — Canadian Solar Inc. (NASDAQ: CSIQ) (“Canadian Solar” or the “Company”) announced today that it filed a shelf registration statement on Form F-3 (the “F-3 Registration Statement”), along with a preliminary prospectus supplement with the U.S. Securities and Exchange Commission relating to a follow-on public offering (the “Offering”) of 3.5 million common shares in the United States.
The common shares to be sold in the Offering are expected to be listed on the Nasdaq Global Market. The Company expects to sell 3.5 million common shares in the Offering. In addition, the Company has granted the underwriters an option to purchase up to 525,000 additional common shares within 30 days of the closing of the Offering solely to cover over-allotments.
The Company intends to use the net proceeds of the Offering for working capital, general corporate purposes and potential future acquisitions. Pending application of the funds, the Company expects to invest the net proceeds in investment-grade, interest-bearing securities.
Deutsche Bank Securities Inc. and Piper Jaffray & Co. are acting as joint bookrunners for the Offering. The Company’s F-3 Registration Statement and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov.
This press release is not an offer of securities of Canadian Solar for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus supplement that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.
Certain statements in this press release may be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “expect,” “intend,” “anticipate,” “will,” “may” and similar expressions identify forward-looking statements. These statements are only predictions. The Company makes these forward-looking statements based on information available on the date hereof, and it has no obligation (and expressly disclaims any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. See the Company’s Form 20-F for the period ended December 31, 2007 for a further discussion of these and other risks and uncertainties applicable to the Company’s business.